Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

September 4, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER GRANTS INCENTIVE STOCK OPTIONS

GREAT PANTHER RESOURCES LIMITED (TSX: GPR, the “Company”) has granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 1,300,000 common shares under the Company’s Incentive Share Option Plan. These options are exercisable for a period of five years from the date of grant at a price of $0.70 per share. The options are granted to reward and motivate employees, consultants, directors and officers for their contribution toward the success and goals of the Company.

Great Panther has a corporate policy of granting stock options to all employees. Of the 105 existing grantees, 93 are not insiders, and most are employees in Mexico at the Company’s mines.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com